UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒    Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2022
OR
☐    Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _______
Commission file number 001-39610
______________________
A.Full title of the plan and address of the plan, if different from that of the issuer name below:
Eastern Bank 401(k) Plan

B.Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Eastern Bankshares, Inc.
265 Franklin Street
Boston, Massachusetts 02110

Eastern Bank 401(k) Plan

* Other schedules, required by Section 2520.103.10 of the Department of Labor Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they were not applicable.

Report of Independent Registered Public Accounting Firm
To the Board of Directors, Plan Administrator, and Plan Participants of Eastern Bank 401(k) Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Eastern Bank 401(k) Plan (the Plan) as of December 31, 2022 and December 31, 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provides a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.
We have served as the Plan's auditor since 2020.
/s/ Wolf & Company, P.C.
Boston, Massachusetts
June 27, 2023

Eastern Bank 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets:
Investments, at fair value:
Mutual funds	$229,037,210	$268,548,407
Eastern Bankshares, Inc. common stock	61,306,375	74,576,159
Total investments, at fair value	290,343,585	343,124,566
Receivables:
Employee contribution receivable	224,503	—
Employer contribution receivable	80,147	—
Notes receivable from participants	4,939,506	4,259,805
Total receivables	5,244,156	4,259,805
Net assets available for benefits	$295,587,741	$347,384,371

See accompanying notes to financial statements.

Eastern Bank 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2022

Additions:
Investment (loss) income:
Net depreciation in fair value of investments	$(68,222,859)
Dividend and interest income	9,741,742
Net investment loss	(58,481,117)
Interest income on notes receivable from participants	229,767
Contributions:
Employer	5,083,800
Participants	13,601,860
Rollovers	12,320,731
Total contributions	31,006,391
Total loss and contributions	(27,244,959)

Deductions:
Benefits paid to participants	24,549,798
Administrative expenses	259,673
Total deductions	24,809,471

Net decrease	(52,054,430)

Transfers:
Notes receivable from participants transferred from outside plan (refer to Note 1)	257,800

Net assets available for benefits:
Beginning of the year	347,384,371
End of the year	$295,587,741

See accompanying notes to financial statements.

Eastern Bank 401(k) Plan
Notes to Financial Statements
As of December 31, 2022 and 2021 and for the Year Ended December 31, 2022
1. DESCRIPTION OF THE PLAN
The following brief description of the Eastern Bank 401(k) Plan (the Plan) provides only general information. Participants in the Plan should refer to the Summary Plan Description to the Plan (“Summary Plan Description”) for complete information, which is available to all employees of Eastern (as defined below) by filing a request with the Plan’s administrator at 195 Market Street, EP5-02, Lynn, Massachusetts 01901.
General
The Plan is a defined contribution plan covering substantially all employees of Eastern Bankshares, Inc., including its subsidiaries, Eastern Bank and Eastern Insurance Group, LLC (collectively, “Eastern” or the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
All assets acquired under this Plan as a result of participant and Company contributions, income and other additions will be administered, distributed, forfeited and otherwise governed by the provisions of this Plan. The Plan is administered by the Company for the exclusive benefit of participants in the Plan and their beneficiaries. The Plan assets are invested in various investment options offered by the Plan.
Eligibility
To become eligible for participation, an employee must have reached 21 years of age and have completed 90 days of service. Participants become eligible for purposes of employer safe harbor nonelective contributions after completing one year of service and having attained age 21. An eligible employee who satisfies these requirements is entitled to participate commencing in the next payroll period. Part time, temporary or seasonal employees scheduled to work less than 1,000 hours per year are also eligible, but only if they complete a year of “eligibility service,” which is a full 12-month period following an employment date (or an anniversary of that date) in which 1,000 paid hours is credited.
In addition, and regardless of work schedule or whether they are making elective deferrals in the Plan, employees who are both age 21 and have one year of eligibility service (as defined above), will be entitled to share in a “safe harbor non-elective contribution” commencing on the first payroll period after satisfying these eligibility requirements.
Contributions
Each year, participants may contribute to the Plan a percentage of their annual eligible compensation, on a pre-tax or after-tax Roth basis, as defined in the Plan, from 1% up to 75% of eligible compensation subject to the Internal Revenue Code (“IRC”) limitations and have the amount contributed to the Plan on their behalf. Participants who have attained age 50 before the end of the plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans or defined contribution plans (rollovers). Participants direct the investment of their contributions into various investment options offered by the Plan.
The Company makes a safe harbor non-elective contribution equal to 3% of each participant’s eligible compensation. Company contributions are subject to certain Internal Revenue Service (IRS) compensation limitations.
The Plan was amended, effective January 1, 2021, to provide for automatic enrollment for all new and rehired employees. Upon automatic enrollment, new hire contributions are invested as a pre-tax 401(k) deferral in the retirement age applicable Vanguard Target Retirement Date fund as a qualified default investment alternative pursuant to U.S. Department of Labor regulations, unless another investment option is chosen by the participant. Contributions for automatically enrolled rehired employees are invested according to their most recent investment elections on record with the Plan administrator or as a pre-tax 401(k) deferral in the applicable Vanguard Target Retirement Date fund if there are no elections on record. The amount withheld with respect to automatic deferrals is equal to 3% of eligible compensation. These employees may elect to waive deferral or change their percentage. In addition, if an employee is automatically enrolled but did not wish to be, the employee can elect to receive a refund of their deferrals within 90 days of the payroll in which deferrals began.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s contribution and an allocation of Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on the participant’s earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eastern Bank 401(k) Plan
Notes to Financial Statements (Continued)
Vesting
Participants are vested immediately in their elective deferral contributions and Eastern’s contributions, plus actual earnings thereon.
Notes Receivable from Participants
Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Notes are required to be repaid within five years unless the note is to be used for the purchase of a primary residence in which case the note may be repaid within a period of no more than ten years. Participants may have up to two loans outstanding at any time. The notes are secured by the balance in the participant’s Plan account and bear interest at a rate ranging from 4.25% to 9.25%. The note interest rate is set at the prime rate as published by The Wall Street Journal plus 1%. Principal and interest is paid ratably through payroll deductions.
On November 12, 2021, Eastern completed its acquisition of Century Bancorp, Inc. (“Century”). Former Century employees who were participants in Century’s 401(k) plan and were retained subsequent to the acquisition were permitted to transfer any outstanding note receivable balances to the Plan so long as they elected to rollover their entire plan balance to the Plan. Consequently, the amount of notes receivable from participants transferred to the Plan during the year ended December 31, 2022 was $257,800.
Payment of Benefits
Upon termination of service, retirement, disability or death, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her Plan account in a lump-sum amount, installment payments or partial payments. In-service withdrawals from the participant’s account are available upon reaching age 59.5. A participant may withdraw from their rollover account at any time. Hardship withdrawals are available from the participant’s elective deferral account, excluding earnings thereon, in order to meet a participant’s immediate and heavy financial need.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by its investment managers and custodians.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are charged against participant accounts when incurred. No allowance for credit losses has been recorded as of both December 31, 2022 and 2021. Delinquent notes receivable from participants, if applicable, are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefit payments to participants are recorded when paid.

Eastern Bank 401(k) Plan
Notes to Financial Statements (Continued)
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the benefits paid to participants and processing of loans are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net depreciation in fair value of investments.
3. FAIR VALUE MEASUREMENTS
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:
Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; and
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in these methodologies used at December 31, 2022 and 2021.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Eastern Bankshares, Inc. common stock: Valued at the closing price reported on the Nasdaq Global Select Market on the last business day of the Plan year.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.
The following tables set forth, by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021:

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total

Mutual funds	$229,037,210	$—	$—	$229,037,210
Common stock	61,306,375	—	—	61,306,375
Total investments at fair value	$290,343,585	$—	$—	$290,343,585

Eastern Bank 401(k) Plan
Notes to Financial Statements (Continued)

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total

Mutual funds	$268,548,407	$—	$—	$268,548,407
Common stock	74,576,159	—	—	74,576,159
Total investments at fair value	$343,124,566	$—	$—	$343,124,566
4. TAX STATUS
The Plan adopted the Great-West Trust Company Defined Contribution Prototype Plan which received an opinion letter from the IRS dated March 31, 2014. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is tax-qualified under IRC Section 401(a), and the related trust is tax-exempt under provisions of Section 501(a) of the IRC.
Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or the U.S. Department of Labor (“DOL”). The Plan’s administrator, Eastern Bank, has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, as of the date of this filing, there are no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to examinations for years prior to December 31, 2019.
5. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
6. RELATED-PARTY AND PARTY-IN-INTEREST TRANSACTIONS
At December 31, 2022 and 2021, the Plan held 3,553,993 and 3,697,380 shares, respectively, of Eastern Bankshares, Inc.’s common stock with a fair value of $61,306,375 and $74,576,159, respectively.
Notes receivable from participants also qualify as party-in-interest transactions. At December 31, 2022 and December 31, 2021, the Plan had $4,939,506 and $4,259,805, respectively, in notes receivable from participants.
7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

Eastern Bank 401(k) Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

E.I.N. 04-3067724	Plan Number 002
December 31, 2022

a	b	c	d	e

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost (1)	Current Value

	American Funds	American Funds Europacific Gr R6		$8,142,394
	Artisan	Artisan High Income Instl		1,433,160
	Conestoga	Conestoga Small Cap Institutional		15,147,251
	DFA	DFA Intl Sustainability Core 1		1,105,908
	DFA	DFA U.S. Small Cap Value Fund		5,080,210
	DFA	DFA U.S. Sustainability Core 1		2,624,396
	Dodge & Cox	Dodge & Cox Income Fund		4,807,562
	Dodge & Cox	Dodge & Cox Stock Fund		10,465,291
	Hartford	Hartford Midcap R6		4,824,134
	JP Morgan	JP Morgan Emerging Markets Equity R6		2,153,804
	T. Rowe Price	T. Rowe Price Blue Chip Growth I		14,547,859
	Vanguard	Vanguard 500 Index Admiral		20
	Vanguard	Vanguard Developed Markets Index Admiral		3,645,965
	Vanguard	Vanguard Institutional Index Fund		53,750,167
	Vanguard	Vanguard Short Term Corporate Bd Idx Adm		766,946
	Vanguard	Vanguard Short-Term Treasury Idx Admiral		2,487,794
	Vanguard	Vanguard Small Cap Index Adm		3,894,721
	Vanguard	Vanguard Target Retirement 2020		6,739,168
	Vanguard	Vanguard Target Retirement 2025		9,096,317
	Vanguard	Vanguard Target Retirement 2030		16,220,506
	Vanguard	Vanguard Target Retirement 2035		9,193,588
	Vanguard	Vanguard Target Retirement 2040		9,447,620
	Vanguard	Vanguard Target Retirement 2045		4,220,047
	Vanguard	Vanguard Target Retirement 2050		5,223,439
	Vanguard	Vanguard Target Retirement 2055		2,682,449
	Vanguard	Vanguard Target Retirement 2060		465,753
	Vanguard	Vanguard Target Retirement 2065		384,964
	Vanguard	Vanguard Target Retirement Income		4,593,832
	Vanguard	Vanguard Total Bond Market Index Inst		8,775,164
	Vanguard	Vanguard Treasury Money Mkt		17,116,781
*	Eastern Bankshares, Inc.	Eastern Bankshares, Inc. Common Stock		61,306,375
*	Notes receivable from participants	Interest rates ranging from 4.25% - 9.25%		4,939,506
	Total investment assets			$295,283,091

There were no investment assets which were both acquired and disposed of during the plan year.
*A party-in-interest as defined by ERISA
(1) Cost information is not required for participant directed investments.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EASTERN BANK, AS PLAN ADMINISTRATOR FOR THE EASTERN BANK 401(k) PLAN

DATE: June 27, 2023	By:	/s/ James B. Fitzgerald
James B. Fitzgerald
Vice Chair, Chief Administrative Officer and Chief Financial Officer

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm dated June 27, 2023